Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization	Parent
Horsehead Corporation	Delaware	Horsehead Holding Corp.

The International Metals Reclamation Company, LLC	Delaware	Horsehead Holding Corp.

Chestnut Ridge Railroad Corp.	Delaware	Horsehead Corporation

Horsehead Zinc Recycling, LLC (a)	South Carolina	Horsehead Corporation

Zochem, Inc.	Canada	Horsehead Holding Corp.

Horsehead Metal Products, LLC	North Carolina	Horsehead Corporation

(a)	On June 24, 2016, Horsehead Corporation exercised their put option with respect to the NMTC agreement and purchased the total minority interest outstanding of 0.01%.